FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

Suite 507 - 1540 West 2nd Avenue
Vancouver, BC, Canada, V6J 1H2

Item 2: Date of Material Change:

April 5, 2010

Item 3: News Release:

A news release dated and issued on April 5, 2010 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Ventures Limited and Western Standard Metals Ltd. Defer Proposed Amalgamation

Item 5: Full Description of Material Change:

April 5, 2010 (Vancouver, British Columbia), Freegold Ventures Limited (“Freegold”), (TSX: ITF) and Western Standard Metals Ltd. (“Western Standard”), (TSX-V: WSM) (the “Companies) wish to announce that further to a  February 17, 2010 news release, the Companies are deferring the amalgamation of the companies and Management of both Companies will  concentrate on building value for their shareholders by focusing on the exploration and development work programs on their respective and joint projects for the upcoming field season.  Both Companies will continue amalgamation discussions in order to consolidate their projects.

Freegold is also pleased to announce that Alvin Jackson, Chairman and C.E.O. of Western Standard, has joined the Board of Directors of Freegold.  The Board of Freegold welcomes Mr. Jackson to the Board and looks forward to his valuable input on the advancement of its projects.

Western Standard announces that Mr. Zahir Dhanani, a Vancouver based businessman and entrepreneur, has joined its Board of Directors.  Mr. Dhanani has been involved in financing numerous mining companies and will bring a wealth of experience in helping Western Standard develop its corporate objectives.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Kristina Walcott, President and CEO

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 5th day of April 2010